FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 4, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Forbes Medi-Tech	News Release
INC. "Developing Nutraceuticals & Pharmaceuticals from Nature"	For Immediate Release

Forbes Medi-Tech Completes Dosing for Phase II clinical trial on FM-VP4

Vancouver, British Columbia - February 3, 2004 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that dosing of subjects has been completed for the Phase II clinical trial of its novel cholesterol-lowering pharmaceutical, FM-VP4. The Phase II trial to measure the drug's efficacy and safety is being conducted at the Academic Medical Center (AMC) in Amsterdam, one of the world's leading centers for the management and research of dyslipidaemia.

"The completion of Phase II dosing marks a significant milestone in the development of FM-VP4", said Charles Butt, President and CEO, Forbes Medi-Tech. "In addition, the Phase II trial has been completed without any significant safety issues or concerns being raised," said Butt.

The Phase II trial results are expected to be available towards the end of the first quarter of 2004. The Phase II clinical trial consisted of four groups of 25 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or escalating doses of FM-VP4. The desired effect of FM-VP4 in the Phase II trial is a reduction in Total and Low Density Lipoprotein (LDL or "bad") cholesterol from the baseline measurement after four weeks of treatment.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) analogue of phytostanols, is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. In four animal species, FM-VP4 reduced total cholesterol levels by 52-75 per cent.  The drug also reduced the development of atherosclerotic lesions in apolipoprotein E-deficient (ApoE) mice by 75 per cent. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this news release. This News Release contains forward-looking statements about the development of FM-VP4, the expected timing of the Phase II trial report and the desired effect of FM-VP4 in the trial, which statements can be identified by the use of forward-looking terminology such as "development", "expects", and "desired effect", or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 will be developed and marketed successfully as a drug or at all; uncertainty as to the outcome of the Phase II trial; uncertainty as to the timing of the Phase II report; the need for further clinical trials, and uncertainty as to their timing and outcome; research and development risks; the risk of technical obsolescence; product liability risks; insurance risks; the need for government approvals; manufacturing risks; partnership/strategic alliance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital the availability of which is not assured;  as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2004	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO